Exhibit 12.1

Gateway, Inc. and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges/Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes, minority interest and income/(loss) from equity investees	$(581,731)	$(491,247)	$(475,746)	$(1,285,784)	$404,071
Add Fixed Charges	4,513	15,013	19,597	41,610	35,534
Add amortization of capitalized interest
Add distributed income of equity investees
Subtract capitalized interest
Earnings before fixed charges	$(577,218)	$(476,234)	$(456,149)	$(1,244,174)	$439,605

Fixed charges:
Interest expense	$823	$1,255	$1,233	$13,726	$6,249
Amortization of debt expense
Estimate of interest expense within rental expense	3,690	13,758	18,364	27,884	29,285
Total fixed charges	$4,513	$15,013	$19,597	$41,610	$35,534

Excess (Deficiency) in the coverage of fixed charges by earnings before fixed charges	(581,731)	(491,247)	(475,746)	(1,285,784)	404,071

Ratio of Earnings to Fixed Charges	—	—	—	—	12.4